Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2010	2009	2008	2007	2006	2005
	- Thousands of Dollars -

Fixed Charges:
Interest on Long-Term Debt	$42,378	$36,226	$47,456	$50,230	$51,422	$56,243
Other Interest (1)	433	1,571	1,367	4,538	6,436	2,597
Interest on Capital Lease Obligations	52,534	53,670	57,252	64,477	72,556	79,064
Estimated Interest Portion of Rental Expense	72	106	130	160	188	216

Total Fixed Charges	$95,417	$91,573	$106,205	$119,405	$130,602	$138,120

Net Income	$106,978	$89,248	$4,363	$53,456	$66,745	$48,267

Add:
Cumulative Effect of Accounting Change — Net of Tax	—	—	—	—	—	626

Net Income from Continuing Operations	106,978	89,248	4,363	53,456	66,745	48,893

Add (Deduct):
Income from Equity Investees	—	—	(1,381)	—	(320)	(314)
Income Taxes	61,057	55,130	10,867	35,542	42,478	33,907
Total Fixed Charges	95,417	91,573	106,205	119,405	130,602	138,120

Total Earnings before Taxes and Fixed Charges	$263,452	$235,951	$120,054	$208,403	$239,505	$220,606

Ratio of Earnings to Fixed Charges	2.761	2.577	1.130	1.745	1.834	1.597

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.